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                                                               Exhibit 11.1
     THE HOME DEPOT, INC. AND SUBSIDIARIES

     Computation of Earnings
     Per Common and Common Equivalent Share

(In Thousands, Except Per Share Data)

                                              Three Months Ended

                                             May 4,        April 28,
                                              1997           1996
Net earnings applicable to
  common and common equivalent
  shares                                  $ 258,834        $ 195,019

Tax effected interest expense, net
of interest capitalized, attributable
to convertible subordinated notes             5,842           ------
                                          $ 264,676        $ 195,019

Shares:
  Weighted average number of
  common and common equivalent
  shares assuming average market
  price                                     487,247          480,187

  Additional shares from assumed
  conversion of convertible
  subordinated notes                         15,971            -----

                                            503,218          480,187

Primary earnings per common and
common equivalent share                   $    .526        $    .406


(1) Common equivalent shares represent shares granted under the Company's employee stock purchase plan and stock option plans for the three month periods ended May 4,1997, and April 28, 1996.

(2)  The   Company's  3.25% Convertible  Subordinated Notes  issued  on
     October 2, 1996, are common stock equivalents. For the three months ended May 4, 1997 the notes were dilutive and, accordingly, were assumed to be converted at the beginning of the accounting period for purposes of calculating earnings per share.

(3) Fully diluted earnings per share computations are not presented because the impact of a higher ending market price on weighted average common equivalent shares was not material for the three month periods ended May 4, 1997 and April 28, 1996.


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